SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)*

Regeneron Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75886F 10 7
(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
Sanofi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
279,766 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
279,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          As of June 17, 2020, Sanofi directly held 0 shares of Common Stock and Aventisub LLC (the successor by merger to Aventis Pharmaceuticals Inc. (“Aventis”) and an indirect, wholly-owned subsidiary of Sanofi (“Aventisub”)), directly held 279,766 shares of Common Stock. Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, sanofi-aventis US LLC, Aventis, sanofi-aventis Amérique du Nord (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), as amended, the Sanofi Parties agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.  See Item 5 of the Schedule 13D.

(2)          Calculation based on (i) 110,673,311 shares of Common Stock outstanding as of April 14, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2020, minus (ii) an aggregate of 9,927,039 shares of Common Stock, which reflects the Company’s repurchase of 120,234 shares on June 9, 2020 (as described in Item 4 of this Amendment No. 16 to the Schedule 13D) and the Company’s repurchase of 9,806,805 shares on May 29, 2020 (as described in Item 4 of Amendment No. 15 to the Schedule 13D).

This Amendment No. 16 (“Amendment No. 16”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On June 9, 2020, Aventisub sold 120,234 shares of Common Stock at $597.48 per share to the Company pursuant to the Letter Agreement, dated as of January 7, 2018, between the Company, and Sanofi, sanofi-aventis US LLC, Aventisub, sanofi-aventis Amérique du Nord, and Sanofi Biotechnology SAS.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 16 as of June 17, 2020, are incorporated herein by reference.  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by Aventisub, its subsidiary.  Pursuant to the Investor Agreement, the Sanofi Parties have agreed to vote their respective shares of Common Stock, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

As described in footnote (1) to the cover page of Amendment No. 15 to the Schedule 13D and in Item 5 of Amendment No. 15, the Reporting Person continued to be deemed to beneficially own shares of Common Stock it owned as of the April 14, 2020, the record date (the “Record Date”) for the annual meeting of stockholders of the Company held on June, 12, 2020 (the “2020 Annual Meeting”), but which it had sold after the Record Date, until the conclusion of the 2020 Annual Meeting because of the Reporting Person’s continued voting power over such shares until that time.  Accordingly, on June 12, 2020, at the conclusion of the 2020 Annual Meeting, the Reporting Person ceased to beneficially own 22,941,685 shares of Common Stock that Sanofi and Aventisub sold in the aggregate after the Record Date as described in Item 4 of Amendment No. 15 and Item 4 of this Amendment No. 16 to the Schedule 13D.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as June 17, 2020.

(c)  Since the filing of Amendment No. 15 to the Schedule 13D and through and including June 17, 2020, no transactions were effected in the Common Stock by the Reporting Person except as disclosed in Item 4 of this Amendment No. 16.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock at the conclusion of the 2020 Annual Meeting held on June 12, 2020, for the reason described above in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2020
SANOFI

	By:	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Attorney-in-fact